Directors:
A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer), K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J G
Hopwood,
G Marcus, J M McMahon
†
, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian,
°
Russian
Corporate Secretary:
C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2502
Fax +27 11 484-0590
www.goldfields.co.za
EXECUTIVE
Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America

26 April 2007
By Facsimile and EDGAR

Dear Mr. Hiller:
Re: Gold Fields Limited
Form 20-F for the year ended June 30, 2006
Filed on November 24, 2006
File No. 001-31318
We refer to the comment letter (the “Comment Letter”) dated March 19, 2007 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”)
on the above referenced Form 20-F (the “2006 Form 20-F”) of Gold Fields Limited (“Gold Fields” or
the “Company”). For your convenience, each comment is repeated below, prior to the response.
Management has discussed the content of this letter (the “Response Letter”) with its auditors.
Operating and Financial Review and Prospects, page 126
Capitalization of Costs Relating to Ore Reserve Development at the South African Operations, page
140
1.
We note that you disclose that on July 1, 2006 you changed your accounting policy on ore reserve development costs. You further disclose that from July 1, 2006 these costs, which were previously expensed, will be capitalized and amortized over their economic benefit period. Tell us whether your new policy only pertains to development costs incurred on properties for which you have reported reserves as defined by Industry Guide 7. If so, explain why the nature of these costs had not previously aligned with the characteristics of assets as defined in paragraphs 25 through 31 of CON 6. It should be clear how you determined the circumstances outlined in the first sentence of paragraph 5 of SFAS 154 where not descriptive of your situation.
Response
The Company acknowledges the Staff’s comment and confirms that the new policy, which will be applied for the first time in the Company’s financial statements for the fiscal year ending
June 30, 2007, only pertains to properties that are underground mines and for which the
Company has reported reserves as defined by Industry Guide 7.

Previously, at the Company’s underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected and more than de minimus saleable minerals were extracted from the mine. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs (2006 Form
20-F, page F-8). This accounting policy, which was also applied by other SEC Registrants in
South Africa prior to 2005, was based on the premise that an underground mining complex represented a “single unit of account”.
Effective July 1, 2006, the Company reconsidered its accounting policy for underground development costs for both IFRS and US GAAP purposes, mainly as a result of the practices followed by the Company’s global mining industry peers, recent changes by other SEC
Registrants in South Africa, and recent accounting pronouncements such as Emerging Issues
Task Force Issue No. 04-6 “Accounting for Stripping Costs during Production in the Mining
Industry” (“EITF 04-6”), where the EITF reached a consensus that stripping costs incurred during the production phase of the Company’s surface operations are variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period the stripping costs are incurred, and International Accounting Standard No. 16
“Property, Plant and Equipment” (“IAS 16”), which provided additional guidance on the
“componentization” of assets.
The Company decided to change its accounting policy to capitalize all underground development costs to access specific ore blocks or other areas of the mine where such costs are expected to provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine. Under this revised accounting policy, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At the Company’s underground mines, these costs include the cost of shaft sinking and access and the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.
In determining the appropriate accounting for the change, the Company considered the characteristics of a change in accounting principle, which primarily concern a choice from two or more generally accepted accounting principles that apply, or when the accounting principle formerly used is no longer generally accepted (SFAS 154, par. 2(c)). The Company’s previous policy to expense costs once the reef horizons are intersected was generally accepted by
SEC Registrants in South Africa under both IFRS and US GAAP and based on the premise that an individual underground mine represented a “single unit of account”. The Company therefore believes that the removal of the requirement to expense costs once the reef horizons are intersected would represent a change in accounting principle, since the Company is now choosing to capitalize these costs, as opposed to expensing them under their previous policy.
In addition, the Company does not believe that the change is related to events or transactions occurring for the first time, that previously were immaterial in their effect, or that are clearly different in substance from those previously occurring (SFAS 154, par. 5).
The Company believes that the newly adopted accounting principle is preferable because: (i) it aligns its policy with those of its global gold mining company industry peers internationally and in South Africa; (ii) allows for a more direct link between revenue and associated expenditures;
(iii) each block of ore can be described as a commencement of a new area of operations,

separate and distinct from other existing operations and with the choice to mine based on an approved life-of-mine plan for that particular block of ore, rather than the entire underground mine; and (iv) the additional costs capitalized under the revised policy meet the definition of an asset.
Under the Company’s revised method of accounting for underground development costs, the costs incurred to access specific ore blocks or areas of the mine, which only provide an economic benefit over the period during which that ore block or area is being mined, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. Capitalized costs that provide an economic benefit over the entire mine life, such as the initial primary shaft in an underground complex, will continue to be attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves. The proposed disclosures which the Company expects to include in the Company’s annual report on Form 20-F for the fiscal year ending June 30, 2007, subject to completion of the audit of the Company’s financial statements for that fiscal year, has been included as an Appendix to this Response Letter.
Results of Operations – Years Ended June 30, 2006 and 2005, page 145
Depreciation and Amortization, page 150
2.
We note you disclose on page 151 that during fiscal 2006, you decided to align determination of your reserves with your planning cycle. As a result, you changed your reserve calculation from a June fiscal year cycle to a preceding December year cycle, which in turn changed your amortization effective April 1, 2006. Tell us how the amortization expense you recorded for the fiscal year ended June 30, 2006, apparently giving effect only to reserve changes through
December 31, 2005, compares to the amortization expense you would have recorded if you had given effect to reserve changes for the entire fiscal year. Additionally, since you had a
June 30 fiscal year end, we believe you will need to amend your filing to report reserves as of
June 30, 2006.
Response
The Company acknowledges the Staff’s comment and wishes to clarify that the Company performs its reserve calculations on at least an annual basis. In particular, the Company wishes to clarify that it performed reserve calculations on each of June 30, 2005, December
31, 2005 and December 31, 2006. In accordance with the Company’s past practice and also consistent with treatment by the Company’s global mining industry peers, these reserve calculations are applied for financial accounting purposes on a prospective basis to the
Company’s depreciation and amortization calculations, consistent with a change in accounting estimate. The Company’s depreciation and amortization expense for the year ended June 30,
2006 was therefore based on: (i) the first nine months (July 1, 2005 – March 31, 2006) of production using the units-of-production method where the denominator was estimated recoverable ounces of gold contained in proven and probable reserves as of June 30, 2005;
and (ii) the last three months (April 1, 2006 – June 30, 2006) of production using the units-of-
production method where the denominator was estimated recoverable ounces of gold contained in proven and probable reserves as of December 31, 2005. The Company’s estimates were only revised on April 1, 2006 because the reserve calculation as of December

31, 2005 was finally approved by the board of directors only on May 16, 2006. In contrast, depreciation and amortization expense for the fiscal year ended June 30, 2005 was based entirely on production for that year and estimated recoverable ounces of gold contained in proven and probable reserves as of June 30, 2004. This is also consistent with the treatment of the Company’s global mining industry peers.
The Company’s depreciation and amortization expense for the year ending June 30, 2007 will be based on: (i) nine months (July 1, 2006 – March 31, 2007) of production using the units-of-
production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves as of December 31, 2005; and (ii) three months (April 1,
2007 – June 30, 2007) of production using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves as of December 31, 2006.
The Company is not aware of any requirement within Form 20-F or Industry Guide 7 to report reserves as of a company’s year end. The Company decided to change its reserve calculation from a fiscal year cycle ending in June to a calendar year cycle primarily because it believes that, from an operations standpoint, a calendar year cycle more appropriately coincides with the Company’s annual mine planning and budgeting process, thus producing more consistent financial and operational data for management reporting purposes.
Financial Statements
Consolidated Statements of Operations, page F-2
3.
Since you present a subtotal that appears to be income from operations, please revise your
Statements of Operations to reclassify your write down and profit on disposal of operating assets to reflect such items in your measure of income from operations, pursuant to paragraphs 25 and 45 of SFAS 144.
Response
The Company acknowledges the Staff’s comment and will revise its future filings to present the Company’s write-down and profit on disposal of operating assets within “Costs and
Expenses” for all periods presented.
Consolidated Statements of Comprehensive Income, page F-6
4.
Please expand your disclosure to include the accumulated balances for each classification within your accumulated other comprehensive income to comply with paragraph 26 of SFAS
130.
Response
The Company acknowledges the Staff’s comment and wishes to advise the Staff on a supplemental basis of the following accumulated balances for each classification within accumulated other comprehensive loss that appears in the Company’s Consolidated
Statements of Changes in Shareholders’ Equity, appearing on page F-4 of its 2006 Form 20-F, as follows:

Mark-to-market of
listed investments
Foreign exchange
translation
Accumulated
other
comprehensive
loss
($ millions)
BALANCE – JUNE 30, 2003
17.8
(261.2)
(243.4)
Mark-to-market of listed investments
(5.1)
-
(5.1)
Realized gain on disposal of listed investments
(12.3)
-
(12.3)
Foreign exchange translation
-
230.4
230.4
BALANCE – June 30, 2004
0.4
(30.8)
(30.4)
Write down of investments
7.7
-
7.7
Mark-to-market of listed investments
9.0
-
9.0
Realized loss on disposal of listed investments
1.5
-
1.5
Foreign exchange translation
-
8.8
8.8
BALANCE – JUNE 30, 2005
18.6
(22.0)
(3.4)
Mark-to-market of listed investments
67.9
-
67.9
Realized gain on disposal of listed investments
(0.5)
-
(0.5)
Foreign exchange translation
-
(107.3)
(107.3)
BALANCE – JUNE 30, 2006
86.0
(129.3)
(43.3)
The Company will revise its future filings to ensure the accumulated balances for each classification within accumulated other comprehensive income are presented in its Statement of Changes in Shareholders’ Equity.
Long Term Loans, page F-26
5.
Please expand your disclosure to indicate whether you were in compliance with all your debt covenant ratios and restrictions as of June 30, 2006.
Response
The Company acknowledges the Staff’s comment and wishes to advise the Staff on a supplemental basis that it was in compliance with all of its debt covenant rations and restrictions as of June 30, 2006. The Company will revise its future filings to incorporate these disclosures.
Engineering Comment
Information on the Company, page 32
Reserves of Gold Fields as of December 31, 2005, page 39
6.
Concerning the proven and probable reserves you disclose in your filing, please forward to our engineer as supplemental information:

•
Your most recent reserve reviews or “audits” for the Kloof, Beatrix, Tarkwa, and
Driefontein mines.
•
Your basis for the below infrastructure reserves at Driefontein.
•
A summary analysis of the reasons for the 2005 downward revision of your estimates of the below infrastructure reserves at the Kloof mine, also comparing and contrasting the below infrastructure reserve situation at the Kloof mine with the below infrastructure situation at Driefontein.
Please place the information on a CD-ROM with an Adobe PDF format. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event you desire return of the supplemental material, please make a written request with the letter of transmittal; it would be helpful to include a pre-addressed shipping label and envelop to facilitate its return. You may refer to Rule 418(b) of Regulation C for further guidance.
Response
The Company acknowledges the Staff’s comment and wishes to advise the Staff that it has supplied the requested supplemental information in the requested format to Roger Baer,
Mining Engineer, under separate cover. If Mr. Baer or other members of the Staff have any questions regarding our reserves, they should feel free to contact Tim Rowland at 011 27 11
644 2476.
Supplemental information
Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.
* * * * *
Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 644 2502 or via e-mail at nholland@goldfields.co.za.

Yours sincerely,
/s/ Nicholas Holland

Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited
cc: Lily Dang, Securities and Exchange Commission
Jenifer Gallagher, Securities and Exchange Commission
Roger Baer, Securities and Exchange Commission
Michael Fleischer, Gold Fields Limited
Paul Schmidt, Gold Fields Limited
Jennifer Schneck, Linklaters

APPENDIX
Capitalization of Costs Relating to Ore Reserve Development at the South African Operations,

At the Company’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop the property are capitalized as incurred until saleable minerals are extracted from the mine and are amortized using the units-of-production method over the estimated life of the ore body based on estimated recoverable ounces or pounds mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body.
Subsequent mine development costs are treated as variable production costs.
Previously, at the Company’s underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs.
During the year ended June 30, 2007, the Company changed its policy to capitalize all underground development costs to access specific ore blocks or other areas of the mine where such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine. Under this revised policy, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At the Company’s underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.
The Company believes that the newly adopted principle is preferable because: (i) it aligns its policy with those of its global gold mining company industry peers; (ii) allows for a more direct link between revenue and associated expenditures; (iii) each block of ore can be described as a commencement of a new area of operations, separate and distinct from other existing operations - with the choice to mine based on an approved life-of-mine plan for that particular block of ore; and (iv) the additional costs capitalized under the revised policy meet the definition of an asset.
The change in accounting for underground development costs has been applied retrospectively and the comparative statements for the years ended June 30, 2006 and 2005 have been restated. The effect of the change on the years ended June 30, 2006 and 2005 is set out below. Opening accumulated retained earnings at July 1, 2004 have been increased by $52.7 million (net of deferred tax of $37.0 million), which is the adjustment relating to periods prior to June 30, 2004.

Year ended June 30,
2006
2005
($ millions, except per share
amounts)
Decrease in production costs (exclusive of depreciation and amortization)
121.5
128.3
Increase in depreciation and amortization
(102.6)
(103.3)
Effect on production costs (inclusive of depreciation and amortization)
18.9
25.0
Effect on deferred income tax expense
(6.1)
(8.8)
Effect on net (loss)/income
12.8
16.2
Effect on per share amounts:
Basic (loss) earnings per share ($)
0.03
0.03
Fully diluted (loss) earnings per share ($)
0.03
0.03
Year ended June 30,
2006
2005
($ millions)
Effect on property, plant and equipment, net
120.5
115.5
Effect on deferred income taxes
47.0
46.3
Under the Company’s revised method of accounting for underground development costs, the costs incurred to access specific ore blocks or areas of the mine, which only provide an economic benefit over the period during which that ore block or area is being mined, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. Capitalized costs that provide an economic benefit over the entire mine life, such as the initial primary shaft in an underground complex, will continue to be attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.
Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use are capitalized to the date on which the assets are substantially completed and ready for their intended use.